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SEC FILE NUMBER 001-13102
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Industrial, L.P.

Full Name of Registrant

Former Name if Applicable

311 S. Wacker Drive, Suite 4000

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      In connection with the preparation of its financial statement for the year ended 2004 the Registrant determined that it had to reconsider the classification of income tax between continuing and discontinued operations. The ultimate outcome of this matter will have no impact on the Registrant’s net income, net income available to unitholders per unit, balance sheet, partners’ capital or debt covenants for 2004 or any prior years. The Registrant’s cash position and liquidity also will be unaffected.

      The Registrant is reviewing its presentation of income taxes on its consolidated statement of operations under FAS 109, which pertains to the accounting for income taxes. Despite diligent efforts, the work necessary to complete such review could not be finished in sufficient time to permit the timely filing of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, and the financial statements for the year ended December 31, 2004 required to be included therein. The Registrant anticipates that it will be able to file its complete Annual Report on Form 10-K no later than March 31, 2005.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Clayton	312	344-4336

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☑   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that for the year ended December 31, 2004, net income available to unitholders was $102.7 million ($2.16 per diluted unit), a 7.4% decrease from the same period in 2003. For the fourth quarter ended December 31, 2004, net income available to unitholders was $20.3 million ($.42 per diluted unit), a 30.4% decrease from the same period in 2003. Results for the year ended December 31, 2004 reflect an adjustment to comply with EITF D-42. As previously announced, the Registrant incurred a non-cash charge of approximately $8.0 million ($0.17 per diluted unit) in 2004, resulting from the write-off of the initial offering costs associated with the issuance of its Series D Preferred Units, Series E Preferred Units and Series H Preferred Units.

The Registrant is not aware of any issue that may give rise to a “material weakness” as defined by the Public Company Accounting Oversight Board’s (PCAOB) Auditing Standard No. 2, except as relates to the review noted above. Until the Registrant completes its review, it cannot conclude whether a restatement may be necessary or whether there may be a material weakness as a result of its interpretation of FAS 109. The Registrant is working diligently to complete its review and its final determinations will be reflected in its Annual Report on Form 10-K for the year ended December 31, 2004, and the financial statements for the year ended December 31, 2004 required to be included therein, when filed. Should the Registrant decide that it had a material weakness related to its income tax presentation, the Registrant’s independent registered public accountants would not be able to issue an unqualified opinion on the Registrant’s internal controls over financial reporting as of December 31, 2004. In this event, however, the Registrant would report in its Annual Report on Form 10-K for the year ended December 31, 2004 that management believes any material weakness related to this issue has been remediated as of March 2005.

FIRST INDUSTRIAL, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By: /s/ Michael J. Havala

Name: Michael J. Havala Title: Chief Financial Officer
(Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).